Exhibit 6.2

PROMETHEUM, INC.

120 WALL STREET, 25th FLOOR

NEW YORK, NEW YORK 10005

As of February 20, 2018

Mr. Jeffrey Dyment

14 Relay Place

Cos Cob, CT 06807

Re:     Letter Agreement

Dear Jeff:

This Confidential Letter Agreement shall memorialize our understanding regarding your relationship with Prometheum, Inc. (the “Company”).

You will become a director of the Company, and shall remain associated with the Company during all periods of vesting for the equity and Founders’ Ember Token interests.

It is understood that this Letter Agreement will be superseded with more detailed documents, however, the terms set forth herein shall not be materially changed.

Other than your full-time employment requirements, you agree to devote all your business efforts to the Company’s effort to build Prometheum, Inc. and the Prometheum Network, (collectively “Prometheum”), which will function as the ecosystem for securities law compliant ICOs to be distributed, traded and held for safe keeping.

Your efforts shall focus on functioning as a director.

The Company shall issue to you for the devoted services and commitment described above the following:

1.	five percent (5%) of the Founders’ Ember Tokens (as referenced in the Company’s Regulation A filing with the SEC); and

2.	we will sell to you at par five percent (5%) of the Company’s common stock.

At such time where the Company’s total proceeds from the private sale of equity, warrants or other types of securities equals $10,000,000 in total value, and you have used your best efforts to assist in the distribution and placement of the Reg A+ offering, or any subsequent private offering, we will sell to you at par an additional five percent (5%) of the Company’s common stock and transfer to you an additional five percent (5%) of the Founders’ Ember Tokens

All of the above described issuances of common stock and Founders’ Tokens shall be subject to an agreed upon vesting schedule. Founders’ Ember Tokens will be subject to universal lockup terms and the equity you receive will be subject to transfer restrictions applicable to the Company’s common stock.

All issues arising hereunder shall be determined by the laws of the State of New York.

I am excited about the Company’s future and your participation.

This Letter Agreement and its contents are confidential and shall not be disclosed to anyone outside of the officers and directors of the Company or as required by disclosure under applicable law or regulations.

If the above is consistent with our understanding, please evidence your acceptance of same by co-signing this Letter Agreement in the space provided below.

Very truly yours,

/s/ Martin H. Kaplan
Martin H. Kaplan
Founder and CEO

Read, Agreed and Accepted

As of February 20, 2018

/s/ Jeffery Dyment

JEFFREY DYMENT